
Mail Stop 3010

February 4, 2010

VIA USMAIL and FAX (609) 910-4822

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

> **Re:    ML Trend-Following Futures Fund L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **File No. 000-28928**

Dear Mr. Ferri:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Current Charges, page 6

1.     We note your response to previous 4. Please confirm that you will revise future filings to clarify that the New Jersey filing fee may be adjusted to exceed the $250,000 maximum charge.

2.     Refer to the table of charges on page 4. Please tell us why you have excluded from this table the fees that were paid prior to June 1, 2007, such as performance fees and consulting fees. Also, please tell us why you have excluded management fees from this table.

3.      We note your response to prior comment 5.  Please confirm that your future
        filings will include disclosure regarding fees similar to the explanation provided
        in the first paragraph of your response.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 13

4.      We note your response to previous comment 7.  Please confirm that you will
        disclose net asset value as of the beginning or end of each quarter for each year
        reported, consistent with your current disclosure.  Also, please include a brief
        description of how you calculate net asset value and tell us how you plan to
        comply.

5.      We note your response to previous comment 8.  In response to previous comment
        2, you indicate that 25% of your total portfolio was allocated to each of the
        Portfolio Funds.  Because your investment in each fund appears to be material,
        please revise your disclosure in future filings to show trading profit or loss
        attributed to each of the Portfolio Funds.  Please tell us how you plan to comply.

                                    *    *    *    *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Please furnish a letter that keys your
responses to our comments and provides any requested information.  Detailed letters
greatly facilitate our review.  Please understand that we may have additional comments
after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·       the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·       staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz at (202) 551-3438 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Karen J. Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief

cc:     Mark Borelli
        Sidley Austin LLP
        Via facsimile: (312) 853-7036